November 13, 2020

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Reserve Investment Funds, Inc. (“Registrant”)

 on behalf of the following series:

  T. Rowe Price Government Reserve Fund

  T. Rowe Price Short-Term Fund

  T. Rowe Price Short-Term Government Fund

  T. Rowe Price Treasury Reserve Fund (together, the “Funds”)

 File No.: 811-08279

Dear Mr. Sutcliffe:

The following is in response to your comments provided on October 23, 2020, regarding the Registrant’s registration statement filed on Form N-1A on September 28, 2020 (the “Registration Statement”). Your comments and our responses are set forth below.

General

Comment: Please provide a reasonable reproduction of these comments along with your response to each comment as a correspondence in EDGAR. Please also include a redline version of the prospectus and statement of additional information (“SAI”) showing how each comment was incorporated (as applicable) in the correspondence filing.

Response: We intend to file a reasonable reproduction of these comments along with our responses to each comment as a correspondence in EDGAR. We intend to also include a redline version of the prospectus showing how each comment was incorporated (as applicable) in the correspondence filing.

Prospectus

Comment: Each fund’s prospectus states, “The investment objective is a fundamental policy, and shareholder approval is required to substantially change it.” Please justify the use of the word “substantially.” Section 13(a)(3) of the Investment Company Act of 1940 (“1940 Act”) states that no registered investment company shall, unless authorized by the vote of a majority of its outstanding voting securities, deviate from any investment policy which is changeable only if authorized by shareholder vote.

Response: Item 9(a) of Form N-1A requires a fund to state the objective, and, if applicable, state that the objective may be changed without shareholder approval. Since the Funds’ investment objective is fundamental and requires shareholder approval to change, we intend to remove this disclosure that appears immediately following the investment objective in section 2 of the prospectuses. We note that the SAI also contains similar disclosure, which states: “Each fund’s investment objective is considered a fundamental policy. As a result, shareholder approval is required to substantively change fund objectives." Because Item 16(c)(vii) of Form N-1A requires this type of disclosure in the SAI, we plan to keep this disclosure but remove the term “substantively.”

Statement of Additional Information (“SAI”)

Comment: Part 2 of the SAI includes a recitation of each T. Rowe Price funds’ “fundamental policies.” Policy 4(a) addresses certain funds’ policy on industry concentration and refers to companies “in the same industry.” Pursuant to Item 16(c)(iv) of N-1A, please revise to include “industry or group of industries.” Please add “or group of industries,” unless you have a reason not to. Please explain.

Response: The Funds respectfully submit that the restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. None of the funds listed in policy 4(a) have a policy to concentrate their investments in any particular industry or group of industries. Rather, each fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the funds will not concentrate their investments in “any one industry.” Neither Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), nor Item 16(c)(iv) of Form N-1A, require the funds to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. The funds submit that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries. In addition, each fund’s concentration policy is consistent with concentration policies of other fund complexes.1

1 See, e.g., First American Funds, Inc., Registration Statement filed on Form N-1A on September 18, 2020 (https://www.sec.gov/Archives/edgar/data/0000356134/000089710120000749/faf_485bpos-1.htm); John Hancock Funds II, Registration Statement filed on Form N-1A on September 17, 2020 (https://www.sec.gov/Archives/edgar/data/0001331971/000113322820006101/jhfii-html2991_485bpos.htm); Ashmore Funds, Registration Statement filed on Form N-1A on September 11, 2020 (); Wisdomtree Trust, Registration Statement filed on Form N-1A on September 10, 2020 (); American Balanced Fund, Registration Statement filed on Form N-1A on February 28, 2020 (); American Century Capital Portfolios, Inc., Registration Statement filed on Form N-1A on July 29, 2020 ().

Further, defining “groups of industries” for a non-concentrated fund would be problematic because there are so many different combinations of industries that would need to be monitored.

Lastly, revising the funds’ industry concentration policies to include “group of industries” would materially impact each fund’s policy. In accordance with Section 8(b)(1)(E) of the 1940 Act, a fund’s industry concentration policy is considered fundamental, meaning that it cannot be changed without shareholder approval. As such, this change would not be permissible without first obtaining shareholder approval.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-5024.

/s/Vicki S. Booth

Vicki S. Booth

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.